UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Neil Hwang, 5151 E. Broadway, Suite 510, Tucson, AZ 85711
(520) 628-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. N/A

1.	Names of Reporting Persons: Ethanol Capital Management, LLC ………………………......................................................................................................................................................

I.R.S. Identification Nos. of above persons (entities only): 57-1205717..................................................................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]…………………………………………………………………………………..............................................................................................................................................................

(b)	[X]………………………………………………………………………….............................................................................................................................................................………

3.	SEC Use Only……………………………………………………………………………...............................................................................................................................................................

4.	Source of Funds (See Instructions) OO ...

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....................................................................................................................................................[ ]

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power..........................................................................	None…………………………………..........................................................................................................……..
Number of
Shares
Beneficially	8.	Shared Voting Power……………............................................…..	3,250,000*………………………………...........................................................................................................…..
Owned by
Each
Reporting	9.	Sole Dispositive Power……………..........................................…	None…………………...........................................................................................................……………………..
Person
With
	10.	Shared Dispositive Power …………........................................…	3,250,000*………………..............................................................................................................………………...

11.	Aggregate Amount Beneficially Owned by Each Reporting Person …...................................................3,250,000*……...…..............................................................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)……….......................................................……20.3%**……….......................................................................................................

14.	Type of Reporting Person (See Instructions)
………………………….......................................................................………………IA…………………………………….......................................................................................…………..

* Of the 3,250,000 units of membership interest (“Units”) reported in this Schedule 13D/A, 500,000 Units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,750,000 Units were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,750,000 Units issued to EIP pursuant to the Settlement Agreement, the Units are attributable to each LLC Member as follows: ECP Series E:  591,268 Units; ECP Series H:  226,247 Units; ECP Series I:  249,234 Units; ECP Series J:  109,531 Units; ECP Series L:  115,072 Units; ECP Series M:  78,502 Units; ECP Series N:  387,946 Units; ECP Series O:  258,249 Units; ECP Series P:  258,016 Units; ECP Series Q:  381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such Units.

EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 3, 2009.

In entering into the Amended and Restated Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees.  Accordingly, the 3,250,000 Units reported in this Schedule 13D/A does not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D/A to report their beneficial ownership of units of membership interest of ABE.  This Schedule 13D/A only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A.

** Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, plus 2,200,000 units issued to Hawkeye on August 28, 2009 in connection with its investment in ABE and 1,133,333 units issued to Hawkeye on September 23, 2009.

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Scott Brittenham ...

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]…………………………………………………………………………………..............................................................................................................................................................

(b)	[X]………………………………………………………………………….............................................................................................................................................................………

3.	SEC Use Only…………………………………………………………………….............................................................................................................................................................………..

4.	Source of Funds (See Instructions) OO ...

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....................................................................................................................................................[ ]

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power..........................................................................	None…………………………………..........................................................................................................……..
Number of
Shares
Beneficially	8.	Shared Voting Power……………............................................…..	3,250,000*………………………………...........................................................................................................…..
Owned by
Each
Reporting	9.	Sole Dispositive Power……………..........................................…	None…………………...........................................................................................................……………………..
Person
With
	10.	Shared Dispositive Power …………........................................…	3,250,000*………………..............................................................................................................………………...

11.	Aggregate Amount Beneficially Owned by Each Reporting Person …...................................................3,250,000*……...…..............................................................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)……….......................................................……20.3%**……….......................................................................................................

14.	Type of Reporting Person (See Instructions)
……................................................................…………………......…………………IN…………………………………………….....................................................................................……

* Of the 3,250,000 units of membership interest (“Units”) reported in this Schedule 13D/A, 500,000 Units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,750,000 Units were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,750,000 Units issued to EIP pursuant to the Settlement Agreement, the Units are attributable to each LLC Member as follows: ECP Series E:  591,268 Units; ECP Series H:  226,247 Units; ECP Series I:  249,234 Units; ECP Series J:  109,531 Units; ECP Series L:  115,072 Units; ECP Series M:  78,502 Units; ECP Series N:  387,946 Units; ECP Series O:  258,249 Units; ECP Series P:  258,016 Units; ECP Series Q:  381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such Units.

EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

In entering into the Amended and Restated Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees.  Accordingly, the 3,250,000 Units reported in this Schedule 13D/A does not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D/A to report their beneficial ownership of units of membership interest of ABE.  This Schedule 13D/A only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A.

** Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, plus 2,200,000 units issued to Hawkeye on August 28, 2009 in connection with its investment in ABE and 1,133,333 units issued to Hawkeye on September 23, 2009.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons (defined in Item 2 below) with the SEC on August 22, 2008, as amended by Amendment No. 1 filed with the SEC on November 3, 2008 and Amendment No. 2 filed with the SEC on September 3, 2009.  This Amendment No. 3 is being filed by the Reporting Persons to report the acquisition by Hawkeye of 1,133,333 additional units in ABE on September 23, 2009 pursuant to that certain subscription agreement dated September 17, 2009.  As a result of entering into the Amended and Restated Voting Agreement described in more detail in the footnotes to the cover pages of this Amendment No. 3 and in Items 4 and 6 below, the Voting Agreement Parties (as defined in the footnotes contained in the cover pages to this Amendment No. 3) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The Reporting Persons do not expressly affirm membership in a group, however, and, accordingly, the 3,250,000 Units reported in this Amendment No. 3 does not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D/A to report their beneficial ownership of units of membership interest of ABE.  This Amendment No. 3 only reports information on the Reporting Persons identified in Item 2 of this Amendment No. 3.

Item
1.	Security and Issuer

Units of membership interest
Advanced BioEnergy, LLC (the “Issuer” or “ABE”)
10201 Wayzata Boulevard, Suite 250
Hopkins, Minnesota 55305

Item
2.	Identity and Background

(a)	This Amendment No. 3 is being filed on behalf of the following persons:

(i)	Ethanol Capital Management, LLC and
(ii)	Scott Brittenham (together, the “Reporting Persons”)

Attached as Exhibit A is a copy of the agreement among the foregoing persons that the Schedule 13G initially filed to report the acquisition that is the subject of this Schedule 13D/A be filed on behalf of each of them.

The Reporting Persons, Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), and the ABE board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in the footnotes to the cover pages of this Amendment No. 3 and in Items 4 and 6 below.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D/A to report their beneficial ownership of units of ABE. This Amendment No. 3 only reports information on the Reporting Persons identified in this Item 2.

Ethanol Capital Management, LLC (“ECM”) is the sole manager of Ethanol Investment Partners, LLC (“EIP”). EIP has the following members:

(i)	Ethanol Capital Partners, L.P., Series E (“ECP Series E”)
(ii)	Ethanol Capital Partners, L.P., Series H (“ECP Series H”)
(iii)	Ethanol Capital Partners, L.P., Series I (“ECP Series I”)
(iv)	Ethanol Capital Partners, L.P., Series J (“ECP Series J”)
(v)	Ethanol Capital Partners, L.P., Series L (“ECP Series L”)
(vi)	Ethanol Capital Partners, L.P., Series M (“ECP Series M”)
(vii)	Ethanol Capital Partners, L.P., Series N (“ECP Series N”)
(viii)	Ethanol Capital Partners, L.P., Series O (“ECP Series O”)
(ix)	Ethanol Capital Partners, L.P., Series P (“ECP Series P”)
(x)	Ethanol Capital Partners, L.P., Series Q (“ECP Series Q”)
(xi)	Ethanol Capital Partners, L.P., Series S (“ECP Series S”), (collectively the “LLC Members”)

ECM is the general partner and investment advisor to Tennessee Ethanol Partners, L.P. (“TEP”) and each LLC Member and has the power to vote and dispose of the securities reported in this Amendment No. 3.

(b)	The address of the principal business office of ECM is Rockefeller Center, 7th Floor, 1230 Avenue of the Americas, New York, NY 10020.

(c)	Investment Advisor.

(d)	None.

(e)	None.

(f)	Citizenship:

(i)	Ethanol Capital Management, LLC: a Delaware Limited Liability Company
(ii)	Scott Brittenham: United States
(iii)	EIP: a Delaware Limited Liability Company
(iv)	ECP Series E: a Delaware Limited Partnership
(v)	ECP Series H: a Delaware Limited Partnership
(vi)	ECP Series I: a Delaware Limited Partnership
(vii)	ECP Series J: a Delaware Limited Partnership
(viii)	ECP Series L: a Delaware Limited Partnership
(ix)	ECP Series M: a Delaware Limited Partnership
(x)	ECP Series N: a Delaware Limited Partnership
(xi)	ECP Series O: a Delaware Limited Partnership
(xii)	ECP Series P: a Delaware Limited Partnership

(xiii)	ECP Series Q: a Delaware Limited Partnership
(xiv)	ECP Series S: a Delaware Limited Partnership
(xv)	Tennessee Ethanol Partners, L.P.: a Delaware Limited Partnership

Item
3.	Source and Amount of Funds or Other Consideration

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”).  On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”).  Both Notes had a scheduled maturity date of June 20, 2008.  Under the terms of the Notes, the Notes were convertible into units of membership of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

ECM and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units.  ECM and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”).  Under the terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes.

TEP acquired its 500,000 Units pursuant to a subscription agreement, dated December 22, 2005, at a purchase price of $10 per Unit, for an aggregate purchase price of $5 million.

Item
4.	Purpose of Transaction

The Reporting Persons have acquired the Units for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, as the case may be.

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer. On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its regular meeting of members. EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and each of the directors of ABE (collectively, the “Voting Agreement Parties”),

Pdage 10 of 15

whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such parties for the Designees as members of the board of directors of ABE. The Amended and Restated Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

In their capacity as directors of the Issuer, Scott Brittenham and the second Designee to be nominated by EIP pursuant to the Amended and Restated Voting Agreement may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Notwithstanding the potential plans and proposals enumerated above, pursuant to the Settlement Agreement, ECM and EIP, on their own behalf and on behalf of each of their officers, directors and affiliates, specifically including Ethanol Capital Partners, LP, agreed that they will not participate with any other person or entity in proposing an action prior to the next annual meeting of ABE that would likely result in the removal or dismissal of current ABE board members. The Settlement Agreement does not, however, prohibit such action in connection with the next regular meeting of ABE members at which board members are elected.

Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Amendment No. 3) or formulate and implement plans or proposals with respect to any of the foregoing.

Item
5.	Interest in Securities of the Issuer

(a)	See pages 2 – 7 of cover pages.

(b)	See pages 2 - 7 of cover pages.

(c)	None.

(d)	ECM is the Manager of EIP and has discretion on whether to distribute dividends to the LLC Members of EIP.

(e)	N/A.

Item
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer.  On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its Regular Meeting of Members.  EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

EIP and ABE entered into a Registration Rights Agreement, dated June 25, 2007 (the “Registration Rights Agreement”), which grants EIP demand registration rights and piggyback registration rights in certain circumstances with respect to units of ABE issued to EIP upon conversion of two convertible promissory notes described in more detail below.  The Registration Rights Agreement is attached as Exhibit C to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.  In connection with Hawkeye’s investment in ABE, EIP and ABE entered into a First Amendment to Registration Rights Agreement, dated August 28, 2009 (the “First Amendment to Registration Rights Agreement”), which amended the Registration Rights Agreement to reflect registration rights granted by ABE to Hawkeye.  The First Amendment to Registration Rights Agreement is attached as Exhibit D to the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on September 3, 2009.

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”).  On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”).  Both Notes had a scheduled maturity date of June 20, 2008.  Under the terms of the Notes, the Notes were convertible into units of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

ECM and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units.  ECM and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”).  Under the terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes.

Item
7.	Material to Be Filed as Exhibits

Exhibit A. Joint Filing Agreement.

[signatures on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2009
Date

/s/ Scott Brittenham
Signature

Scott Brittenham/President
Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of membership units of Advanced BioEnergy, LLC and any subsequent amendments hereto.

Date: December 21, 2007

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/ Scott Brittenham
Name: Scott Brittenham
Title: President

SCOTT BRITTENHAM

By:	/s/ Scott Brittenham